SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1

                                       T0

                                      FORM

                                     N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                     WHICH ARE CURRENTLY ISSUING SECURITIES


                         PURSUANT TO SECTION 8(B) OF THE

                         INVESTMENT COMPANY ACT OF 1940



                           BMA VARIABLE LIFE ACCOUNT A
     ______________________________________________________________________
                         (NAME OF UNIT INVESTMENT TRUST)


                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

     BMA  Variable  Life  Account A ("Separate  Account").
     IRS  Employer  Identification  Number:  N/A



(b) Furnish title of each class or series of securities issued by the trust.

     Flexible Premium Adjustable Variable Life Insurance Policy ("Policy").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

          Business Men's Assurance Company of America  ("Company")
          BMA Tower
          700 Karnes Boulevard
          Kansas City, MO 64108
          800-423-9398

          IRS  Employer  Identification  Number:  44-0188050
                                                  ----------

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          Not Applicable

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     The Policy is not currently being distributed. When such distribution commences, Jones and Babson, Inc. and Conseco Equity Sales, Inc. will be the "Principal Underwriters."

          Jones & Babson, Inc.
          BMA Tower
          700 Karnes Boulevard
          Kansas City, MO 64108

          IRS  Employer  Identification  Number:  44-0646133
                                                  ----------

          Conseco Equity Sales, Inc.
          11815 N. Pennsylvania Street
          Carmel, Indiana 46032

          IRS Employer Identification Number:    75-1301573
                                                 -----------


5. Furnish name of state or sovereign power, the laws of which govern with respect to the organization of the trust.

          Missouri

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     The Separate Account was established pursuant to a resolution of the Board of Directors of the Company on September 9, 1996. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to received them.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          Not Applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

          The Separate Account has never been known by any other name.

8. State the date on which the fiscal year of the trust ends.

          The fiscal year of the Separate Account ends on December 31.

9. MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, altogether immaterial itself, is representative of, or one of, a group which in the aggregate is material.

There are no legal proceedings to which the Separate Account or the Principal Underwriters are a party. The Company is engaged in various kinds of routine litigation, which in its judgment are not of material importance in relation to the total capital and surplus of the Company.


                      II. GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)  Whether the securities are of the registered or bearer type;

The Policy which is to issued is of the registered type insofar as the Policy is personal to the Owner, and the records concerning the Owner are maintained by the Company.

(b)  Whether the securities are of the cumulative or distributive type;

     The Policy is of the cumulative type.

(c)  The rights of security holders with respect to withdrawal or redemption;

     The Owner  may make  withdrawals  from the  Policy  for its Cash  Surrender
Value.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters;

     The Owner may transfer a Policy's Account Value from one Sub-Account to another Sub-Account.

(e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

     Not  Applicable

(f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;

     The  underlying  securities  of the Separate  Account are shares issued by:
Investors Mark Series Fund, Inc.; Berger Institutional Products Trust; Conseco Series Trust; The Alger American Fund; American Century Variable Portfolios, Inc.; The Dreyfus Socially Responsible Growth Fund, Inc.; Dreyfus Stock Index Fund; Dreyfus Variable Investment Fund; Federated Insurance Series; INVESCO Variable Investment Funds, Inc.; Lazard Retirement Series, Inc.; Neuberger & Berman Advisers Management Trust; Strong Opportunity Fund II, Inc.; Strong Variable Insurance Funds, Inc.; and Van Eck Worldwide Insurance Trust, together, the Funds.

     The Company will vote the shares held in the Separate Account in accordance with instructions received from persons having a voting interest in the Separate Account. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Company will vote shares it owns in the same proportion as it votes shares for which it has received instructions.

(g)  Whether security holders must be given notice of any change in:

     (1)  the composition of the assets of the trust;

          Notice must be given of any such proposed change.

     (2)  the terms and conditions of the securities issued by the trust;

          Notice must be given of any such proposed change.

     (3)  the provisions of any indenture or agreement of the trust;

          Notice must be given of any such proposed change.

     (4)  the identity of the depositor, trustee or custodian;

     There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without notice to the Owner.

(h) Whether the consent of the security holders is required in order for action to be taken concerning any change in:

     (1)  the composition of the assets of the trust;

     Consent of Owners is not required when substituting the underlying securities of the Separate Account. However, to substitute such securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940. The Company may, however, add additional Sub-Accounts without the consent of Owners. Except as required by federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of Owners without their consent.

     (2)  the terms and conditions of the securities issued by the trust;

     No change in the terms and conditions of the Policy can be made without the consent of the Owners except as required by federal or state law or regulation.

     (3)  the provisions of any indenture or agreement of the trust;

          Not Applicable.

     (4)  the identity of the depositor, trustee or custodian;

     There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without compliance with state insurance law, which may under some circumstances, require the Owner's consent.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
     (a) to (g) or by any other item in this form.

     In return for the payment of premiums, the Policy provides insurance coverage on the life of the insured.

     The Policy provides for the right to borrow from the Company using the Policy's Cash Value as collateral.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

The securities held in the Separate Account will be shares of Investors Mark Series Fund, Inc.; Berger Institutional Products Trust; Conseco Series Trust; The Alger American Fund; American Century Variable Portfolios, Inc.; The Dreyfus Socially Responsible Growth Fund, Inc.; Dreyfus Stock Index Fund; Dreyfus Variable Investment Fund; Federated Insurance Series; INVESCO Variable Investment Funds, Inc.; Lazard Retirement Series, Inc.; Neuberger & Berman Advisers Management Trust; Strong Opportunity Fund II, Inc.; Strong Variable Insurance Funds, Inc.; and Van Eck Worldwide Insurance Trust, all of which are open-end, management investment companies.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)  Name of company;

Investors Mark Series Fund, Inc.; Berger Institutional Products Trust; Conseco Series Trust; The Alger American Fund; American Century Variable Portfolios, Inc.; The Dreyfus Socially Responsible Growth Fund, Inc.; Dreyfus Stock Index Fund; Dreyfus Variable Investment Fund; Federated Insurance Series; INVESCO Variable Investment Funds, Inc.; Lazard Retirement Series, Inc.; Neuberger & Berman Advisers Management Trust; Strong Opportunity Fund II, Inc.; Strong Variable Insurance Funds, Inc.; and Van Eck Worldwide Insurance Trust.


(b)  Name and principal business address of depositor;

     Not Applicable.

(c)  Name and principal business address of trustee or custodian;

UMB Bank, N.A. and Investors Fiduciary Trust Company are the custodians for Investors Mark Series Fund, Inc. Their addresses are: 928 Grand Avenue, Kansas City, MO 64141 and 127 West 10th Street, Kansas City, MO 64105, respectively.

Investors Fiduciary Trust Company, 801 Pennsylvania, Kansas City, MO 64105 is the custodian for Berger Institutional Products Trust.

Bank of New York, 90 Washington Street, 22nd Floor, New York, NY 10826 is the custodian for Conseco Series Trust.


Custodial Trust Co., 101 Carnegie Center, Princeton, NJ 08540 is the custodian for The Alger American Fund.

Chase Manhattan Bank, 770 Broadway, 10th Floor, New York NY 10003-9598 and Commerce Bank, N.A., 1000 Walnut, Kansas City, MO 64105 are the custodians for the American Century Variable Portfolios, Inc.

Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258 is the custodian for The Dreyfus Socially Responsible Growth Fund, Inc. and the Disciplined Stock Portfolio of Dreyfus Variable Investment Fund.

Boston Safe Deposit and Trust Company, One Boston Place, Boston, MA 02108 is the custodian for the Dreyfus Stock Index Fund.

The Bank of New York, 90 Washington Street, New York, NY 10286 is the custodian for the International Value Portfolio of Dreyfus Variable Investment Fund.

State Street Bank and Trust Company, P.O. Box 8600, Boston, MA 02266-8600 is the custodian for Federated Insurance Series.

State Street Bank and Trust Company, P.O. Box 1713, Boston, MA 02121 is the custodian for INVESCO Variable Investment Funds, Inc.

State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110 is the custodian for Lazard Retirement Series, Inc.

State Street Bank and Trust Company, P.O. Box 1978, Boston, MA 02105 is the custodian for Neuberger & Berman Advisers Management Trust.

Firstar Bank, 777 East Wisconsin Ave., Milwaukee, WI 53202 is the custodian for Strong Opportunity Fund II, Inc.

Firstar Bank, 777 East Wisconsin Ave., Milwaukee, WI 53202 is the custodian for Strong Variable Insurance Funds, Inc.

The Chase Manhattan Bank, Chase Metrotech Center, Brooklyn, NY 11245 is the custodian for Van Eck Worldwide Insurance Trust.


(d)  Name and principal business address of principal underwriter;

Jones & Babson, Inc. acts as the principal underwriter for Investors Mark Series Fund, Inc.

Berger Distributors, Inc., 210 University Boulevard, Suite 900, Denver, CO 80206 acts as the principal underwriter for Berger Institutional Products Trust.

Conseco Equity Sales, Inc., 11815 N. Pennsylvania Street, Carmel, Indiana 46032 is the principal underwriter for Conseco Series Trust.

Fred Alger & Company, Incorporated, 30 Montgomery Street, Jersey City, NJ 07302 acts as the principal underwriter for The Alger American Fund.

FDI, 60 State Street, Suite 1300, Boston, MA 02109 acts as the principal underwriter for American Century Variable Portfolios, Inc.

Premier Mutual Fund Services, Inc., 60 State Street, Boston, MA 02109 acts as the principal underwriter for The Dreyfus Socially Responsible Growth Fund, Inc.

Premier Mutual Fund Services, Inc., 60 State Street, Boston, MA 02109 acts as the principal underwriter for Dreyfus Stock Index Fund.

Premier Mutual Fund Services, Inc., 60 State Street, Boston, MA 02109 acts as the principal underwriter for Dreyfus Variable Investment Fund.

Federated Securities Corp., Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779 acts as the principal underwriter for Federated Insurance Series.

INVESCO Distributors, Inc., 7800 East Union Avenue, Denver, CO 80237 acts as the principal underwriter for INVESCO Variable Investment Funds, Inc.

Lazard Freres & Co. LLC, 30 Rockefeller Plaza, New York, NY 10112 acts as the principal underwriter for Lazard Retirement Series, Inc.

N&B Management, 605 Third Avenue, 2nd Floor, New York, NY 10158-0180 acts as the principal underwriter for Neuberger & Berman Advisers Management Trust.

Strong Funds Distributors, Inc., P.O. Box 2936, Milwaukee, WI 53201 acts as the principal underwriter for Strong Opportunity Fund II, Inc.

Strong Funds Distributors, Inc., P.O. Box 2936, Milwaukee, WI 53201 acts as the principal underwriter for Strong Variable Insurance Funds, Inc.

Van Eck Securities Corporation, 99 Park Avenue, New York, NY 10016 acts as the principal underwriter for Van Eck Worldwide Insurance Trust.


(e) The period during which the securities of such company have been the underlying securities.

No underlying securities have yet been acquired by the Separate Account.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES.

13. (a)Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject; (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

1.   Principal Payments

PREMIUM CHARGE. For the first ten years, the Company deducts a charge equal, on an annual basis, to 5.5% of all Premiums. For the eleventh year and after, the charge is 4.0% of all Premiums. This compensates the Company for costs incurred in selling the Policy and in issuing it, such as commissions, premium tax, deferred acquisition costs and administrative costs.

MONTHLY RIDER CHARGE. The Company charges separately for any riders attached to the Policy. The cost of riders for a Policy Month are deducted as part of the Monthly Deduction on each Monthly Anniversary Day.

RISK CHARGE. The Company assesses a Risk Charge which is deducted as part of the Monthly Deduction. The Risk Charge is as follows: for the first ten years, the Company deducts a charge equal, on an annual basis, to .80% of the Accumulation Value in the Separate Account. For the eleventh year and after, the charge is
 .40%. This compensates the Company for some of the mortality risks and administrative costs under the Policy.

COST OF INSURANCE CHARGE. Each month the Company deducts a charge for the cost of insurance which provides the Death Benefit for the following month.

POLICY CHARGE. Every month on the anniversary of the Policy Date, BMA deducts $25 for Policy Year 1 and currently $5 for Policy Years 2 and later (this charge is not guaranteed and may be increased, but it will not exceed $10) as a policy maintenance fee. Under some circumstances, this charge is waived. This compensates the Company for some of the administrative costs incurred.

2.   Underlying Securities

The Funds are charged management fees by their respective investment adviser and incur operating expenses.

3.   Distributions

Not Applicable.

4.   Cumulated or reinvested distributions or income.

All investment income and other distributions are reinvested in Fund shares at net asset value.

5.   Redeemed or liquidated assets.

SURRENDER CHARGE. The surrender charge is taken out of the Account Value surrendered during the first ten years which is not part of the Annual Withdrawal Amount. The Surrender Charge depends upon your Specified Amount, the year of Surrender, issue age, sex and rate class. The Surrender Charge for total surrenders is level for the first four Policy Years then grades down linearly each month beginning in the fifth Policy Year and is zero at the end of Policy Year ten.

This compensates the Company for the expenses incurred in distributing the Policy.

(b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

(c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

The sales load is assessed as a percentage of premiums paid and as a surrender charge. The sales load is 3.5% of premiums paid during the first ten policy years and 2.0% of premiums paid thereafter. The portion of the surrender charge that does not recover issue and underwriting expenses is assessed as a sales load but only if the policy is surrendered during the first ten policy years. The surrender charge varies by issue age, sex, rate class, policy duration and specified amount.

The Company may reduce or eliminate the amount of the surrender charge where the Policies are sold under circumstances which reduce its sales expenses. In addition, the surrender charge may be reduced or eliminated when a Policy is issued to an officer, director or employee of the Company or any of its affiliates.

(d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

     Not  Applicable.

(e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

     None.

(f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13 (d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

     None.

(g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not  Applicable

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST.

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

A person desiring to purchase a Policy must complete an application on a form provided by the Company. The Company will underwrite the Policy before it is issued and, if the applicant meets the underwriting standards of the Company, the Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

When a Policy is purchased, the Company will initially invest the premium in the Money Market Portfolio. After 15 days from the Policy Date (or the period required in the Owner's state plus five days), the Company will allocate the Accumulation Value to the Investment Option(s) as requested in the application.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

The Company applies premiums to the purchase of Investment Option shares at their net asset value. Redemption of Investment Option shares may be made by the Company to permit the payment of benefits or amounts in connection with requests for surrender or for other purposes contemplated by the Policy.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

     Any surrender by an owner may be made by submitting an Authorized Request to the Company at its service center office. Upon receipt of such request, the Company will cancel accumulation units in the Policy and redeem Investment Option shares in sufficient amount to meet any requests. See Item 10.

(b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company is required to honor surrender requests as described in Items 10(c) and 17(a). With respect to the Separate Account's underlying securities, the Investment Options are required to redeem their shares at net asset value and to make payment therefore within seven business days.

(c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

When there is a total withdrawal from a Policy, it is canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     All income and other distributable funds of the Separate Account are reinvested in Investment Option shares and are added to the assets of the Separate Account.

(b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Not  Applicable.

(c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

     Not  Applicable.

(d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

     No  distributions  have  been  made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

The Company provides confirmations with respect to all premiums received, any transfers between Investment Options, loan transactions, any surrenders, exercise of the free-look privilege and payment of the death benefit under the Policy. The Company also provides each Policy owner with an annual statement which will show the current amount of death benefit payable under the Policy, the current Accumulation Value, the current Cash Surrender Value, current Loans and will show all transactions previously confirmed. The statement will also show all premiums paid and all charges deducted during the policy year.

The Company has hired NAVISYS (formerly GENELCO, Incorporated), 9735 Landmark Parkway Drive, St. Louis, Missouri, to perform certain administrative services regarding the Policies.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments  to  such  indenture  or  agreement;

     Not  Applicable.

(b)  The  extension  or  termination  of  such  indenture  or  agreement;

     Not  Applicable.

(c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

     Not  Applicable.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

     The  Separate  Account  has  no  trustees.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

     There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

     Policy owners may borrow from the Company using the Policy as the sole security.

(b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

     The  following  items  should  be  covered.

     (1) the name of each person who makes such agreements or arrangements with security holders;

          The Company will make a loan to an Owner with the Policy as the sole security.

     (2)  the rate of interest payable on such loans;

          The interest rate for a Policy loan is approximately equal to 6% per annum.

     (3)  the period for which loans may be made;

          Loans can be made while the Policy is in force.

     (4)  costs or charges for default in repayment at maturity;

          Not applicable.

     (5)  other material provisions of the agreements or arrangements;

     A policy loan will result in accumulation units being transferred from the Investment Options to the Loan Account. The Company will pay interest on the Loan Account at an annual rate not less than 4.0%. An outstanding loan reduces the amount of death benefits and Policy values.

(c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     Not  Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There  is  no  such  provision  or  agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

The Company maintains a Financial Institution Bond in the amount of $1.5 million and an Excess Bond in the amount of $1 million.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

The Owner may assign the Policy. The Owner may change owners during the life time of the Insured while the Policy is in force.

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR.

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

The Company was incorporated in Missouri in 1909 as a stock life insurance company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

     Not  Applicable.

(b)  Furnish  the  following   information  with  respect  to  any  fee  or  any
participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     See  Item  13(a).

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

The Company conducts a life insurance business in the District of Columbia, Puerto Rico and all states except New York. It acts as the depositor of BMA Variable Life Account A and Investors Mark Series Fund, Inc. The portfolios of Investors Mark Series Fund, Inc. represent some of the Investment Options under the Policies.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR.

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

     See  Item  29.

(b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

The directors and executive officers of the Company are listed below:

Name and Principal                            Positions and Offices with Depositor and
Business Address *                            Business Experience for the Past Five Years
------------------                            -------------------------------------------
Giorgio Balzer                                Director, Chairman of the Board and
                                              Chief Executive Officer of BMA; U.S.
                                              Representative - Generali - US Branch.


Robert Thomas Rakich                          Director, President and Chief Operating
                                              Officer of BMA from 1995 to present; President
                                              and Chief Executive Officer, Laurentian Capital
                                              Corp., 1988 to October, 1995.


Dennis Keith Cisler                           Senior Vice President - Information
                                              Systems of BMA from 1991 - present.

David Lee Higley                              Senior Vice President and Chief Financial
                                              Officer of BMA from 1989 - present.

Stephen Stanley Soden                         Senior Vice President - Financial Group from
                                              1994 to present; President & Executive Vice
                                              President from 1985 to 1996, BMA Financial
                                              Services, Inc.


Michael Kent Deardorff                        Vice President - BMA Financial Group
                                              Marketing from 1996 - present; Vice
                                              President Annuity from 1994 to 1996;
                                              Vice President - Advance Markets from
                                              1990 to 1994.

James Evan Kilmer                             Vice President of BMA - Taxes.

Edward Scott Ritter                           Senior Vice President - Corporate Development
                                              of BMA from 1998 to present; Vice President
                                              from 1990 to 1998.

David Allen Gates                             Vice President and General Counsel of BMA
                                              from 1998 to present; Regulatory Affairs
                                              Vice President from 1991 to 1998.

Martin Jefferson Fuller                       Senior Vice President - Insurance Distribution
                                              of BMA from 1996 to present; Vice President-
                                              Sales Employee Benefits Division from 1993
                                              to 1996.

Robert Noel Sawyer                            Senior Vice President and Chief Investment
                                              Officer of BMA from 1990 to present.

Vernon Wirt Voorhees II                       Director, Senior Vice President - Corporate
                                              Services and Secretary of BMA since 1995;
                                              Senior Vice President - Corporate Services
                                              and Secretary 1990 to present; Senior Vice
                                              President - Finance 1983 - 1990.

Margaret Mary Heidkamp                        Vice President - Operations, Variable and
                                              Accumulation Products of BMA from 1998 to
                                              present; Vice President, Management
                                              Services from 1986 to 1998.

Jay Brian Kinnamon                            Vice President and Corporate Actuary of BMA
                                              from 1991 to present.

Susan Annette Sweeney                         Vice President - Treasurer & Controller of BMA
                                              from 1995 to present; Chief Financial
                                              Officer - Dean Machinery 1995; Manager of
                                              Finance - Jackson County, Missouri from
                                              1991 to 1995.

Gerald Wayne Selig                            Vice President and Actuary - Accumulation
                                              Products of BMA from 1998 to present; Actuary-
                                              Accumulation Products from 1996 to 1998;
                                              Actuary - Qualified Plan Services from
                                              1989 to 1996.

Thomas Morton Bloch                           Director of BMA since 1993; Teacher, St.
                                              Francis Xavier School from August 1995 to
                                              present; President and Chief Executive Officer
                                              -H & R Block, Inc. until 1995.

Gianguido Castagno                            Director of BMA since 1990; Vice President-Head
                                              of Valuations Department-Assicurazioni Generali,
                                              S.p.A., Trieste, Italy; Vice President-Head of
                                              Corporate Operations Control Department
                                              to December 1997 - Assicurazioni Generali.

William Thomas Grant II                       Director of BMA since 1990; President and
                                              Chief Executive Officer, Chairman of the Board
                                              -Labone, from 1997 to present; Chairman and
                                              Chief Executive Officer Seafield Capital
                                              Corporation from 1993 to 1997.

Donald Joyce Hall, Jr.                        Director of BMA since 1990; Hallmark Vice
                                              President-Creative - Hallmark Cards, Inc.;
                                              Hallmark Vice President - Product Development
                                              -Hallmark; Hallmark Vice President - Creative
                                              -Hallmark; General Manager - Keepsakes -
                                              Hallmark; Executive Assistant to Executive
                                              Vice President-Hallmark; Director, Specialty
                                              Store Development-Hallmark.

Allan Drue Jennings                           Director of BMA since 1990; Chairman of the
                                              Board, President and Chief Executive Officer -
                                              Kansas City Power & Light Company.

David Woods Kemper                            Director of BMA since 1991; Chairman of the
                                              Board, President and Chief Executive officer -
                                              Commerce Bancshares, Inc.

Giorgio Liveris                               Director of BMA since 1990; Head of Life
                                              Branch-Assicurazioni Generali, S.p.A.,
                                              Trieste, Italy.

John Kessander Lundberg                       Director of BMA since 1990; Retired.

John Pierre Mascotte                          Director of BMA since 1990; President and
                                              Chief Executive Officer - Blue Cross Blue
                                              Shield of Kansas City, Chairman -Johnson &
                                              Higgins of Missouri, Inc.; Chairman and Chief
                                              Executive Officer - The Continental
                                              Corporation.

Giovanni Perissinotto                         Director of BMA since 1990; Manager of the
                                              Accounting and Investment Department -
                                              Assicurazioni Generali, S.p.A., Trieste,
                                              Italy; General Manager - Assicurazioni
                                              Generali - 1997; Deputy General Manager,
                                              Assicurazioni Generali - 1996; Manager
                                              of the Accounting and Investment Department -
                                              Assicurazioni Generali - 1995; Joint
                                              Manager of the Accounting and Investment
                                              Department - Assicurazioni Generali - 1993.

* Principal Business Address is BMA Tower, 700 Karnes Blvd., Kansas City, MO 64108-3306

COMPANIES OWNING SECURITIES OF DEPOSITOR.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

The Company is a wholly owned subsidiary of Assicurazioni Generali S.p.A., Pirezione Centrale e Sede Legale: Piazza Duca degli Abruzzi, 2-34132 Trieste.

CONTROLLING PERSONS.

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR:

     COMPENSATION OF OFFICERS OF DEPOSITOR.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

     COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)  The aggregate direct remuneration to directors;

     Not  Applicable.    See  Item  31.

(b)  Indirectly through subsidiaries to directors.

     Not  Applicable.    See  Item  31.


     COMPENSATION TO EMPLOYEES.

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not  Applicable.    See  Item  31.

(b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those person covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

     Not  Applicable.    See  Item  31.

     COMPENSATION TO OTHER PERSONS.

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

     Not  Applicable.    See  Item  31.


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES.

35.  Furnish the names of the States in which  sales of the trust's  securities:
(a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each State.

No sales of the Policy have been made or are currently being made. It is presently proposed to sell the Policy in the states where the Company is licensed to do business.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not  Applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded:
(1) name of officer, agency or body; (2) date of denial; (3) brief statement of reason given for denial.

     Not  Applicable.

(b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation;
(3) brief statement of reason given for revocation.

     Not  Applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

     The Policy issued by the Separate Account will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of a broker-dealer registered under the Securities Exchange Act of 1934 which is a member of the National Association of Securities Dealers, Inc.

(b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     The Company intends to execute an agreement with the Co-Principal Underwriters whereby they will distribute the Policy by executing selling agreements with other broker-dealers. The agreements will be effective on the date executed and will remain effective until terminated by any party thereto upon sixty (60) days notice, and may not be assigned.

(c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     See  Exhibit  A(3)(c).

INFORMATION CONCERNING PRINCIPAL UNDERWRITER.

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the State or other sovereign power under the laws of which each underwriter was organized and the date of the organization.

     Jones & Babson, Inc. is a corporation organized under the laws of Missouri on February 23, 1959.

     Conseco Equity Sales, Inc. is a corporation organized under the laws of Texas on July 12, 1965.

(b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

     Jones & Babson, Inc. and Conseco Equity Sales, Inc. are members of the National Association of Securities Dealers, Inc.

40. a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

     Not  Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

     Not  Applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

     Jones & Babson, Inc. also acts as the principal underwriter of variable annuity contracts issued by the Company. Jones & Babson, Inc. also acts as the principal underwriter for David L. Babson Growth Fund, Inc., D.L. Babson Money Market Fund, Inc., D.L. Babson Tax-Free Income Fund, Inc., Babson Enterprise Fund, Inc., Babson Enterprise Fund II, Inc., Babson ValueFund, Inc., Shadow Stock Fund, Inc., D.L. Babson Bond Trust, Scout Stock Fund, Inc., Scout Bond Fund, Inc., Scout Money Market Fund, Inc., Scout Tax-Free Money Market Fund, Inc., Scout Regional Fund, Inc., Scout WorldWide Fund, Inc., Scout Balanced Fund, Inc., Buffalo Balanced Fund, Inc., Buffalo Equity Fund, Inc., Buffalo High Yield Fund, Inc., Buffalo USA Global Fund, Inc. and AFBA Five Star Fund, Inc.

     Conseco Equity Sales, Inc. also acts as the principal underwriter of variable annuity contracts issued by Great American Reserve Insurance Company and of Conseco Fund Group.

(b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not  Applicable.

(c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

     Not  Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors, or partners of such underwriter.

     Not  Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     None.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST.

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

     Accumulation Values allocated to the Separate Account are invested at net asset value in the Investment Options in accordance with the selection made by the owner.

     Accumulation Values will fluctuate in accordance with investment results of the Investment Options selected. In order to determine how these fluctuations affect Accumulation Value, accumulation units are used. Every business day the Company determines the value of an accumulation unit for each of the Investment Options. The value of an accumulation unit for any given business day is determined by multiplying a factor referred to as the net investment factor times the value of an Accumulation unit for the previous business day. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Option share.

(b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

     Not  Applicable.

(c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

     Not  Applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights; (c) reason for suspension; (d) period during which suspension was in effect.

     Not  Applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST.

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

     (1) the source of quotations used to determine the value of portfolio securities;

     The Custodians for the underlying series Funds.

     (2) whether opening, closing bid, asked or any other price is used;

     Net asset value is used.

     (3) whether price is as of the day of sale or as of any other time;

     As of the next computed price.

     (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

     See item 13(a).

     (5) other items which registrant deducts from the net asset value in computing redemption value of its securities; and

     See item 13(a).

     (6) whether adjustments are made for fractions.

     Not applicable.


(b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

     Not applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interest in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

The Company will maintain a position in Investment Option shares by purchasing Investment Option shares at net asset value in connection with premiums allocated to the Separate Account in accordance with instructions from the Owners and to redeem Investment Option shares at net asset value for the purposes of making Policy obligations, or making adjustments in the reserves held in the Separate Account. There are no procedures for the purchase of underlying securities or interests therein from Owners who exercise surrender rights in that Owners have no direct interest therein.


                      V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

(a)  Name and principal business address;

     None.

(b)  Form of organization;

     Not  Applicable.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized;

     Not  Applicable.

(d)  Name of governmental supervising or examining authority.

     Not  Applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

     Not  Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Not  Applicable.


                   VI. INFORMATION CONCERNING THE INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance holders of securities:

(a)  The name and address of the insurance company;

        Business Men's Assurance Company of America
        BMA Tower
        700 Karnes Boulevard
        Kansas City, MO 64108

(b)  The types of policies and whether individual or group policies;

     The Policy is a flexible premium adjustable variable life insurance policy.

(c)  The types of risks insured and excluded;

The Policy provides for a death benefit upon the death of the Insured. Under some circumstances, a portion of the death benefit will be paid out if the Insured is terminally ill. The death benefit is the only insurance benefit offered.

(d)  The coverage of the policies;

While the Policy remains in force, it provides for a death benefit on the life of the Primary Insured.

(e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

     The Owner designates one or more persons to be the beneficiaries of the death benefit. There are no limitations on the use of the proceeds.

(f)  The terms and manner of cancellation and of reinstatement;

     The Policy will terminate if (1) the Owner makes a total surrender of the Policy, (2) the grace period has ended, or (3) the Insured has died. The Policy can be reinstated if the Owner did not make a total surrender and of the Insured is still alive within five years after the end of the grace period. To reinstate the Policy, the Insured must provide evidence of insurability and either repay any outstanding loan and accrued interest or reinstate the loan plus interest. The Owner must make a payment of all past due premiums.

(g) The method of determining the amount of premiums to be paid by holders of securities;

     See Item 13(a) for information on the types of charges and methods of assessing them.

(h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

     Not  Applicable.

(i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

     The Company may from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse the Company for mortality expenses.

(j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

     Not  Applicable.


                            VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

     The Company will not substitute another security for the underlying securities of the trust unless the Securities and Exchange Commission shall have approved such substitution.

(b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

     Not  Applicable.

(c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to: (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of another investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

     Not  Applicable.

(d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

     None.

REGULATED INVESTMENT COMPANY.

53. (a) State the taxable status of the trust.

     The Company is taxed as a life insurance company under the Internal Revenue Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the company, it will not be taxed separately as a "regulated investment company" under the Subchapter M of the Code.

(b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

     Not Applicable.


                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately 10 years prior to the date of registration or at the approximate date of organization of the trust.

     Not Applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not Applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

     Not Applicable.

59. Financial statements:

Financial Statements of the Trust

     The financial statements have not been filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense.

Financial Statements of the Depositor are filed herewith.



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                           Consolidated Balance Sheets

                                                                         JUNE 30, 1998    DECEMBER 31, 1997
                                                                          (UNAUDITED)
                                                                       ---------------------------------------
                                                                                   (In Thousands)
ASSETS
Investments:
   Securities available-for-sale, at fair value:
       Fixed maturities (amortized cost - $1,200,870 in 1998
         and $1,308,458 in 1997)                                             $1,219,618       $1,326,018
       Equity securities (cost - $53,381 in 1998 and $46,807 in
         1997)                                                                   61,438           57,806
   Mortgage loans on real estate, net of allowance for losses
     of $9,185 in 1998 and $8,435 in 1997                                       834,253          842,149
   Policy loans                                                                  61,139           62,207
   Short-term investments                                                        63,105           47,507
   Other                                                                          4,007            3,424
                                                                       --------------------------------------
Total investments                                                             2,243,560        2,339,111
Cash                                                                              9,646                -
Accrued investment income                                                        17,863           18,520
Premium and other receivables                                                    11,852           10,606
Deferred policy acquisition costs                                               121,145          125,065
Property, equipment and software                                                 16,527           16,753
Reinsurance recoverables:
   Paid benefits                                                                  8,372            6,588
   Benefits and claim reserves ceded                                             76,798           72,000
Other assets                                                                     15,685           16,216
Assets held in separate accounts                                                206,875           76,964
                                                                       --------------------------------------
Total assets                                                                 $2,728,323       $2,681,823
                                                                       ======================================

See accompanying notes to unaudited financial statements.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                           Consolidated Balance Sheets

                                                                         JUNE 30, 1998    DECEMBER 31, 1997
                                                                           (UNAUDITED)
                                                                       ---------------------------------------
                                                                                (In Thousands)

LIABILITIES AND STOCKHOLDER'S EQUITY
 Future policy benefits:
   Life and annuity                                                          $1,244,302       $1,259,319
   Health                                                                        88,909           87,883
Contract account balances                                                       626,768          699,244
Policy and contract claims                                                       62,653           58,381
Unearned revenues                                                                13,311           11,284
Other policyholder funds                                                         15,111           14,286
Outstanding checks in excess of bank balances                                         -            2,669
Current income taxes payable                                                      3,291            2,158
Deferred income taxes                                                            14,539           12,244
Payable to affiliate                                                                505              799
Other liabilities                                                                48,601           72,858
Liabilities related to separate accounts                                        206,875           76,964
                                                                       ---------------------------------------
Total liabilities                                                             2,324,865        2,298,089

Commitments and contingencies                                                        --                -

Stockholder's equity:
   Preferred stock of $1 par value; authorized 3,000,000
     shares, none issued and outstanding                                             --                -
   Common stock of $1 par value; authorized 24,000,000
     shares, 12,000,000 shares issued and outstanding                            12,000           12,000
   Paid-in capital                                                               40,106           40,106
   Net unrealized gains on securities                                            13,237           14,364
   Retained earnings                                                            338,115          317,264
                                                                       ---------------------------------------
Total stockholder's equity                                                      403,458          383,734
                                                                       ---------------------------------------
Total liabilities and stockholder's equity                                   $2,728,323       $2,681,823
                                                                       =======================================

See accompanying notes to unaudited financial statements.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                      Consolidated Statements of Operations
                      (Unaudited)

                                                                    SIX MONTHS ENDED JUNE 30
                                                                     1998             1997
                                                               -----------------------------------
                                                                         (In Thousands)

Revenues:
   Premiums:
     Life and annuity                                                   $81,754         $75,405
     Health                                                              16,207          24,935
   Other insurance considerations                                        19,525          19,064
   Net investment income                                                 89,960          82,754
   Realized gains, net                                                    9,233           3,661
   Other income                                                          22,370          16,669
                                                                -----------------------------------
Total revenues                                                          239,049         222,488

Benefits and expenses:
   Life and annuity benefits                                             76,081          62,277
   Health benefits                                                        8,572          17,071
   Increase in policy liabilities including
     interest credited to account balances                               46,780          49,828
   Real estate expense, net                                                   -             819
   Commissions                                                           26,807          26,674
   (Increase) decrease in deferred policy acquisition costs               3,457          (1,814)
   Taxes, licenses and fees                                               2,061           2,593
   Other operating costs and expenses                                    44,500          41,949
                                                                -----------------------------------
Total benefits and expenses                                             208,258         199,397
                                                                -----------------------------------
Earnings before taxes on income                                          30,791          23,091
Income tax expense                                                        9,940           8,303
                                                                -----------------------------------
Net earnings                                                          $  20,851       $  14,788
                                                                ===================================

See accompanying notes to unaudited financial statements.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                 Consolidated Statements of Stockholder's Equity
                           (Unaudited)

                                                                    SIX MONTHS ENDED JUNE 30
                                                                     1998             1997
                                                               -----------------------------------
                                                                         (In Thousands)

Common stock:
   Balance at beginning and end of year                             $   12,000        $  12,000

Paid-in capital:
   Balance at beginning of year                                         40,106           40,106

Net unrealized gains on securities:
   Balance at beginning of year:                                        14,364            3,686
     Change in net unrealized gains                                     (1,127)          (1,522)
                                                               -----------------------------------
   Balance at end of period                                             13,237            2,164

Retained earnings:
   Balance at beginning of year:                                       317,264          281,075
     Net earnings                                                       20,851           14,788
     Dividends declared                                                      -                -
                                                               -----------------------------------
   Balance at end of period                                            338,115          295,863
                                                               -----------------------------------
Total stockholder's equity                                           $ 403,458        $ 350,133
                                                               ===================================

See accompanying notes to unaudited financial statements.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                      Consolidated Statements of Cash Flows
                                  (Unaudited)

                                                                           SIX MONTHS ENDED JUNE 30
                                                                             1998             1997
                                                                      ----------------------------------
                                                                                (In Thousands)
OPERATING ACTIVITIES
Net earnings                                                                $  20,851        $  14,788
Adjustments to reconcile net earnings to net cash provided by operating activities:
     Deferred income tax                                                        2,870            4,301
     Realized gains, net                                                       (9,233)          (3,661)
     Premium amortization (discount accretion), net                              (560)            (514)
     Policy loans lapsed in lieu of surrender benefits                          1,826            2,352
     Depreciation                                                               1,404            1,850
     Amortization                                                                 391              391
     Changes in assets and liabilities:
       (Increase) decrease in accrued investment income                           657             (818)
       Increase in receivables and reinsurance recoverables                    (8,122)          (5,912)
       Policy acquisition costs deferred                                      (11,508)         (14,625)
       Deferred policy acquisition costs amortized                             14,964           12,811
       (Increase) decrease in income taxes recoverable                          1,110           (2,510)
       Increase in accrued policy benefits, claim reserves,
         unearned revenues and policyholder funds                              20,870           13,808
       Interest credited to policyholder accounts                              38,494           38,338
       Increase in outstanding checks in excess of bank balances               (2,669)          (2,922)
       (Increase) decrease in other assets and other                           (3,532)             634
         liabilities, net
     Other, net                                                                (1,679)            (806)
                                                                       ----------------------------------
Net cash provided by operating activities                                      66,134           57,505

INVESTING ACTIVITIES Purchases of investments:
   Securities available-for-sale
   Fixed Maturities                                                          (257,275)        (259,428)
   Equity                                                                     (20,416)         (11,332)
   Mortgage and policy loans                                                 (129,592)        (127,648)

Sales, calls or maturities of  investments:
  Maturities  and calls of securities available-for-sale
   Sales of securities available-for-sale:
   Fixed Maturities                                                           143,873           88,020
   Fixed Maturities                                                           227,053          108,208
   Equity                                                                      16,967            7,514
   Mortgage and policy loans                                                  137,924           49,999
   Real estate                                                                      -            1,544
Purchase of property, equipment and software                                     (560)            (858)
Net (increase) decrease in short-term investments                             (15,598)           7,348
Distributions from unconsolidated related parties                                 653              983
                                                                       ----------------------------------
Net cash provided (used) in investing activities                              103,029         (135,650)


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                Consolidated Statements of Cash Flows (continued)
                  (Unaudited)

                                                                        SIX MONTHS ENDED JUNE 30
                                                                          1998           1997
                                                                     -------------------------------
                                                                             (In Thousands)

FINANCING ACTIVITIES

Net proceeds (disbursements) of interest sensitive and
   investment type contracts                                           $   (138,654)    $   78,145
Net proceeds from reverse repurchase borrowing                                              20,031
Retirement of reverse repurchase borrowing                                  (20,863)       (20,031)
                                                                     -------------------------------
Net cash provided (used) by financing activities                           (159,517)        78,145
                                                                     -------------------------------
Net increase in cash                                                          9,646              -
Cash at beginning of year                                                         -              -
                                                                     -------------------------------
Cash at end of period                                                $        9,646  $           -
                                                                     ===============================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 For purposes of the statements of cash flows, Business Men's
   Assurance  Company of America considers only cash on hand
  and demand deposits to be cash.
Cash paid (received) during the year for:
   Income taxes                                                            $  4,352       $  5,579
   Interest paid on reverse repurchase borrowing                                299            370
                                                                     -------------------------------
                                                                           $  4,651       $  5,949
                                                                     ===============================

See accompanying notes to unaudited financial statements.




                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

              Notes to Unaudited Consolidated Financial Statements

                                  June 30, 1998

1. These Financial Statements are unaudited but, in management's opinion, include all adjustments necessary for a fair presentation of the results.

2. These interim financial statements should be read in conjunction with the Company's financial statements for the year ended December 31, 1997. The results of operations for any interim period are not necessarily indicative of the Company's operating results for a full year.

3. Certain amounts from the prior period's financial statements have been reclassified to conform with the current period's presentation.

4.   In 1998, the Company adopted  Statement of Financial  Accounting  Standards
     (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those due to owner investments and distributions. It includes unrealized gains and losses on available-for-sale securities. This standard does not change the display or components of net income; rather,
     comprehensive   income  is  displayed  as  a  separate   statement  in  the
     Consolidated Statement of Comprehensive Income and as a component in the Consolidated Balance Sheet, and the Consolidated Statement of Stockholders' Equity.

     Total comprehensive income amounted to $19,724,000 during the first six months of 1998 and $13,266,000 during the first six months of 1997.



                        CONSOLIDATED FINANCIAL STATEMENTS

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                  (A MEMBER OF THE GENERALI GROUP OF COMPANIES)
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                       WITH REPORT OF INDEPENDENT AUDITORS



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                        Consolidated Financial Statements
                     Years ended December 31, 1997 and 1996

                                    CONTENTS

Report of Independent Auditors................................................1

Audited Consolidated Financial Statements

Consolidated Balance Sheets...................................................2
Consolidated Statements of Operations.........................................4
Consolidated Statements of Stockholder's Equity...............................5
Consolidated Statements of Cash Flows.........................................6
Notes to Consolidated Financial Statements....................................8



                         Report of Independent Auditors

The Board of Directors

Business Men's Assurance Company of America

We have audited the accompanying consolidated balance sheets of Business Men's Assurance Company of America (an ultimate subsidiary of Assicurazioni Generali, S.p.A.) (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Business Men's Assurance Company of America at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                             /s/ERNST & YOUNG LLP

                                [GRAPHIC OMITTED]

Kansas City, Missouri
February 6, 1998




                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                           Consolidated Balance Sheets

                                                                                   DECEMBER 31
                                                                             1997              1996
                                                                       ------------------------------------
                                                                                 (In Thousands)

ASSETS

Investments (Notes 1 and 3): Securities available-for-sale, at fair value:
     Fixed maturities (amortized cost - $1,308,458 in 1997
       and $1,286,888 in 1996)                                               $1,326,018       $1,288,934
     Equity securities (cost - $46,807 in 1997 and $28,644 in
       1996)                                                                     57,806           32,350
   Mortgage loans on real estate, net of allowance for losses
     of $8,435 in 1997 and $6,879 in 1996                                       842,149          704,356
   Real estate (Note 1)                                                               -            5,498
   Policy loans                                                                  62,207           65,225
   Short-term investments                                                        47,507           39,991
   Other                                                                          3,424            3,830
                                                                       ------------------------------------
Total investments                                                             2,339,111        2,140,184





Accrued investment income                                                        18,520           18,539
Premium and other receivables                                                    10,606           11,817
Deferred policy acquisition costs                                               125,065          131,025
Property, equipment and software (Note 6)                                        16,753           18,890
Reinsurance recoverables:

   Paid benefits                                                                  6,588            3,948
   Benefits and claim reserves ceded                                             72,000           58,177
Other assets (Note 1)                                                            16,216           16,923
Assets held in separate accounts (Note 1)                                        76,964                -
                                                                       ------------------------------------
Total assets                                                                 $2,681,823       $2,399,503
                                                                       ====================================

                                                                                   DECEMBER 31
                                                                             1997              1996
                                                                       ------------------------------------
                                                                                 (In Thousands)

LIABILITIES AND STOCKHOLDER'S EQUITY
Future policy benefits:
   Life and annuity (Note 10)                                                $1,259,319       $1,192,497
   Health                                                                        87,883           75,914
Contract account balances                                                       699,244          636,656
Policy and contract claims                                                       58,381           58,617
Unearned revenues                                                                11,284           13,813
Other policyholder funds                                                         14,286           15,429
Outstanding checks in excess of bank balances                                     2,669            4,673
Current income taxes payable (Note 7)                                             2,158            4,345
Deferred income taxes (Note 7)                                                   12,244           14,912
Payable to affiliate (Note 10)                                                      799              972
Other liabilities                                                                72,858           44,808
Liabilities related to separate accounts (Note 1)                                76,964                -
                                                                       ------------------------------------
Total liabilities                                                             2,298,089        2,062,636

Commitments and contingencies (Note 5)

Stockholder's equity (Notes 2 and 11):
   Preferred stock of $1 par value; authorized 3,000,000

     shares, none issued and outstanding                                              -                -
   Common stock of $1 par value; authorized 24,000,000

     shares, 12,000,000 shares issued and outstanding

                                                                                 12,000           12,000
   Paid-in capital                                                               40,106           40,106
   Net unrealized gains (losses) on securities                                   14,364            3,686
   Retained earnings                                                            317,264          281,075
                                                                       ------------------------------------
Total stockholder's equity                                                      383,734          336,867
                                                                       ------------------------------------
Total liabilities and stockholder's equity                                   $2,681,823       $2,399,503
                                                                       ====================================

See accompanying notes.



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                      Consolidated Statements of Operations

                                                                       YEAR ENDED DECEMBER 31
                                                              1997             1996              1995
                                                        -----------------------------------------------------
                                                                           (In Thousands)

Revenues:
   Premiums:
     Life and annuity                                         $154,602         $142,461         $130,360
     Health                                                     43,518           60,491           47,294
   Other insurance considerations                               37,928           38,780           37,183
   Net investment income (Note 3)                              167,346          145,629          124,605
   Realized gains, net (Note 3)                                  5,121            5,906            4,290
   Other income                                                 35,941           26,802           23,394
                                                        ---------------------------------------------------
Total revenues                                                 444,456          420,069          367,126

Benefits and expenses:

   Life and annuity benefits                                   126,345          122,915          111,734
   Health benefits                                              27,812           42,224           40,132
   Increase in policy liabilities including
     interest credited to account balances                     104,581           94,530           65,017
   Real estate expense, net                                        932              551              649
   Commissions                                                  53,622           55,180           54,176
   Increase in deferred policy acquisition costs                (1,229)          (5,459)         (16,366)
   Taxes, licenses and fees                                      4,654            5,229            5,251
   Other operating costs and expenses                           89,018           76,647           82,604
                                                        ---------------------------------------------------
Total benefits and expenses                                    405,735          391,817          343,197
                                                        ---------------------------------------------------

Earnings from continuing operations before income
   tax expense                                                  38,721           28,252           23,929
Income tax expense (Note 7)                                      2,532           10,168            8,503
                                                        ---------------------------------------------------
Earnings from continuing operations                             36,189           18,084           15,426

Discontinued operations (Note 12):
   Gain on sale of discontinued operations, net of
     income tax expense of $735 in 1996 and $3,352
     in 1995                                                         -            1,416            6,355
                                                        ---------------------------------------------------
Earnings from discontinued operations                                -            1,416            6,355
                                                        ---------------------------------------------------
Net earnings                                                 $  36,189        $  19,500        $  21,781
                                                        ===================================================

See accompanying notes.



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                 Consolidated Statements of Stockholder's Equity

                                                                     YEAR ENDED DECEMBER 31
                                                            1997             1996              1995
                                                      -----------------------------------------------------
                                                                         (In Thousands)

Common stock:

   Balance at beginning and end of year                    $  12,000        $  12,000         $  12,000

Paid-in capital:
   Balance at beginning of year                               40,106           25,106            25,106
      Additional paid-in capital                                   -           15,000                 -
                                                      ----------------------------------------------------
   Balance at end of year                                     40,106           40,106            25,106

Net unrealized gains (losses) on securities:

   Balance at beginning of year                                3,686           15,297           (28,865)
     Change in net unrealized gains (losses)                  10,678          (11,611)           44,162
                                                      ----------------------------------------------------
   Balance at end of year                                     14,364            3,686            15,297

Retained earnings:

   Balance at beginning of year                              281,075          266,575           252,794
     Net earnings                                             36,189           19,500            21,781
     Dividends declared (Note 2)                                   -           (5,000)           (8,000)
                                                      ----------------------------------------------------
   Balance at end of year                                    317,264          281,075           266,575
                                                      ----------------------------------------------------
Total stockholder's equity                                  $383,734         $336,867          $318,978
                                                      ====================================================

See accompanying notes.



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                      Consolidated Statements of Cash Flows

                                                                           YEAR ENDED DECEMBER 31
                                                                       1997         1996         1995

                                                                  -----------------------------------------
                                                                               (In Thousands)

OPERATING ACTIVITIES

Net earnings                                                        $  36,189     $  19,500    $  21,781
Adjustments to reconcile net earnings to net cash
   provided by operating activities:

     Deferred income tax (benefit)                                     (8,416)        4,146        7,025
     Realized gains, net                                               (5,121)       (5,906)      (4,290)
     Gain on disposal of discontinued segment                               -        (2,151)      (7,417)
     Discount accretion, net                                             (975)       (1,246)      (1,090)
     Policy loans lapsed in lieu of surrender benefits                  1,021         2,996        3,201
     Depreciation                                                       3,778         4,153        4,817
     Amortization                                                         782           782          782
     Changes in assets and liabilities:

       (Increase) decrease in accrued investment income                    19        (1,392)      (1,719)
       (Increase) decrease in receivables and reinsurance
         recoverables                                                 (15,425)        2,761      (19,425)
       Policy acquisition costs deferred                              (28,449)      (31,745)     (40,510)
       Policy acquisition costs amortized                              27,220        26,286       24,144
       (Increase) decrease in income taxes recoverable                 (2,187)        5,518       (4,546)
       Increase in accrued policy benefits, claim
         reserves, unearned revenues and policyholder funds            30,777        32,331        4,574
       Interest credited to policyholder accounts                      79,312        69,494       56,358
       Increase (decrease) in outstanding checks in excess of

         bank balances                                                 (2,004)          805        3,868
       Decrease in other assets and other liabilities, net              7,269           412        1,133
       Decrease in net asset of discontinued operations                     -             -        1,335
     Other, net                                                          (433)       (1,208)        (179)
                                                                  -----------------------------------------
Net cash provided by operating activities                             123,357       125,536       49,842

INVESTING ACTIVITIES
Purchases of investments:

   Securities available-for-sale:
     Fixed maturities                                                (464,419)     (527,172)    (592,373)
     Equity securities                                                (31,625)      (17,586)     (12,537)
   Mortgage and policy loans                                         (237,990)     (259,438)    (159,521)
   Other                                                                    -             -         (269)
Sales, calls or maturities of  investments:
 Maturities  and calls of securities
   available-for-sale:
     Fixed maturities                                                 167,000       117,057      108,472
     Equity securities                                                      -             -        2,031
   Sales of securities available-for-sale:
     Fixed maturities                                                 284,124       238,051      263,650
     Equity securities                                                 14,379        12,444        6,223
   Mortgage and policy loans                                           98,554        66,934       41,753
   Real estate                                                          5,854         2,194          502


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                Consolidated Statements of Cash Flows (continued)



                                                                           YEAR ENDED DECEMBER 31
                                                                       1997         1996         1995

                                                                  -----------------------------------------
                                                                               (In Thousands)

INVESTING ACTIVITIES (CONTINUED)

Purchase of property, equipment and software                      $    (1,949)  $      (290)  $   (2,659)
Net (increase) decrease in short-term investments                      (7,516)       36,272       13,264
Proceeds from sale of discontinued operations                               -           632        5,426
Distributions from unconsolidated related parties                       1,514           718            2
                                                                  -----------------------------------------
Net cash used in investing activities                                (172,074)     (330,184)    (326,036)

FINANCING ACTIVITIES

Dividends paid                                                              -        (5,000)      (8,000)
Additional paid-in capital                                                  -        15,000            -
Deposits from interest sensitive and investment type contracts        323,487       381,865      401,681
Withdrawals from interest sensitive and investment type contracts    (295,633)     (187,217)    (120,956)
Net proceeds from reverse repurchase borrowing                         40,925        35,173            -
Retirement of reverse repurchase borrowing                            (20,062)      (35,173)           -
                                                                  -----------------------------------------
Net cash provided by financing activities                              48,717       204,648      272,725
                                                                  -----------------------------------------

Net decrease in cash                                                        -             -       (3,469)
Cash at beginning of year                                                   -             -        3,469
                                                                  =========================================
Cash at end of year                                               $           - $           -$           -
                                                                  =========================================


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
For purposes of the statements
of cash flows, Business Men's
   Assurance Company of America considers only cash on hand and demand deposits to be cash

Cash paid during the year for:

   Income taxes                                                     $  13,135    $    1,239   $    9,376
                                                                  =========================================

   Interest paid on reverse repurchase borrowing                  $       369   $       620  $           -
                                                                  =========================================

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
FINANCING ACTIVITIES

Real estate acquired through foreclosure                           $    1,236    $    3,033   $    5,156
                                                                  =========================================

See accompanying notes.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                   Notes to Consolidated Financial Statements
                                December 31, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Business Men's Assurance Company of America (the Company) is a Missouri-domiciled life insurance company licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual and group insurance and investment products both directly, primarily distributed through general agencies, and through reinsurance assumptions. Assicurazioni Generali S.p.A. (Generali), an Italian insurer, is the ultimate parent company.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

INVESTMENTS

The Company's entire investment portfolio is designated as available-for-sale. Changes in fair values of available-for-sale securities, after adjustment of deferred policy acquisition costs (DPAC) and deferred income taxes, are reported as unrealized gains or losses directly in stockholder's equity and, accordingly, have no effect on net income. The DPAC offset to the unrealized gains or losses represents valuation adjustments or reinstatements of DPAC that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The   amortized   cost   of   fixed   maturity    investments    classified   as
available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

Mortgage loans and mortgage-backed securities are carried at unpaid balances adjusted for accrual of discount and allowances for other than temporary decline in value. Policy loans are carried at unpaid balances.

Real estate is stated at the lower of cost or fair value. At December 31, 1997, no real estate was owned; at December 31, 1996, real estate was carried net of a valuation allowance of $2,344,000. Profit is recognized on real estate sales when down payment,

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

continuing investment and transfer of risk criteria have been satisfied. Property, equipment and software, and the home office building are generally valued at cost, including development costs, less allowances for depreciation and other than temporary decline in value.

Property, equipment and software are being depreciated over the estimated useful lives of the assets, principally on a straight-line basis. Depreciation rates on these assets are set forth in Note 6.

Realized gains and losses on sales of investments and declines in value considered to be other than temporary are recognized in net earnings on the specific identification basis.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

DEFERRED POLICY ACQUISITION COSTS

Certain commissions, expenses of the policy issue and underwriting departments and other variable expenses have been deferred. For limited payment and other traditional life insurance policies, these deferred acquisition costs are being amortized over a period of not more than 25 years in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.

For universal life-type insurance and investment-type products, the deferred policy acquisition costs are amortized over a period of not more than 25 years in relation to the present value of estimated gross profits arising from estimates of mortality, interest, expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred  policy   acquisition   costs  are  evaluated  to  determine  that  the
unamortized portion of such costs does not exceed recoverable amounts after considering anticipated investment income.

RECOGNITION OF INSURANCE REVENUE AND RELATED EXPENSES

For limited payment and other traditional life insurance policies, premium income is reported as earned when due with past-due premiums being reserved. Profits are recognized over the life of these contracts by associating benefits and expenses with insurance in force for limited payment policies and with earned premiums for other traditional life policies. This association is accomplished by a provision for liability for future policy benefits and the amortization of policy acquisition costs. Accident and health premium revenue is recognized on a pro rata basis over the terms of the policies.

For universal life and investment-type policies, contract charges for mortality, surrender and expense, other than front-end expense charges, are reported as other insurance considerations revenue when charged to policyholders' accounts. Expenses consist primarily of benefit payments in excess of policyholder account values and interest credited to policyholder accounts. Profits are recognized over the life of universal life-type contracts through the amortization of policy acquisition costs and deferred front-end expense charges with estimated gross profits from mortality, interest, surrender and expense.

POLICY LIABILITIES AND CONTRACT VALUES

The liability for future policy benefits for limited payment and other traditional life insurance contracts has been computed primarily by a net level premium reserve method based on estimates of future investment yield, mortality and withdrawals made at the time gross premiums were calculated. Assumptions used in computing future policy benefits are as follows: interest rates range from 3.25% to 8.50%, depending on the year of issue; withdrawal rates for individual life policies issued in 1966 and after are based on Company experience, and policies issued prior to 1966 are based on industry tables; and mortality rates are based on mortality tables that consider Company experience. The liability for future policy benefits is graded to reserves stipulated by the policy over a period of 20 to 25 years or the end of the premium paying period, if less.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For universal life and investment-type contracts, the account value before deduction of any surrender charges is held as the policy liability. An additional liability is established for deferred front-end expense charges on universal life-type policies. These expense charges are recognized in income as insurance considerations using the same assumptions as are used to amortize deferred policy acquisition costs.

Claims and benefits payable for reported disability income claims have been computed as the present value of expected future benefit payments based on estimates of future investment yields and claim termination rates. The amount of benefits payable included in the future policy benefit reserves and policy and contract claims for December 31, 1997 and 1996 was $47,211,000 and $38,694,000, respectively. Interest rates used in the calculation of future investment yields vary based on the year the claim was incurred and range from 3% to 8.75%. Claim termination rates are based on industry tables.

Other accident and health claims and benefits payable for reported claims and incurred but not reported claims are estimated using prior experience. The methods of calculating such estimates and establishing the related liabilities are periodically reviewed and updated. Any adjustments needed as a result of periodic reviews are reflected in current operations.

FEDERAL INCOME TAXES

Deferred federal income taxes have been provided in the consolidated financial statements to recognize temporary differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws (Note 7). Temporary differences are principally related to deferred policy acquisition costs, the provision for future policy benefits, accrual of discounts on investments, accelerated depreciation and unrealized investment gains and losses.

SEPARATE ACCOUNTS

These accounts arise from two lines of business, variable annuities and MBIA insured guaranteed investment contracts (GIC). The separate account assets are legally segregated and are not subject to the claims which may arise from any other business of the Company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The assets and liabilities of the variable line of business are reported at fair value since the underlying investment risks are assumed by the policyowners. Investment income and gains or losses arising from the variable line of business accrue directly to the policy owners and are, therefore, not included in investment earnings in the accompanying consolidated statement of operations. Revenues to the Company from variable products consist primarily of contract maintenance charges and administration fees. Separate account assets and liabilities for the variable line of business totaled $30,000 on December 31, 1997.

The assets of the MBIA GIC line of business are maintained at an amount equal to the related liabilities. These assets related to the MBIA GIC line of business include securities available-for-sale reported at fair value and mortgage loans carried at unpaid balances. Changes in fair values of available-for-sale securities, net of deferred income taxes, are reported as unrealized gains or losses directly in stockholders equity.

The liabilities are reported at the original deposit amount plus accrued interest guaranteed to the contractholders. Investment income and gains or losses arising from MBIA GIC investments are included in investment earnings in the accompanying consolidated statement of operations. The guaranteed interest payable is included in the increase in policy liabilities in the accompanying consolidated statement of operations. Separate account assets and liabilities for the MBIA GIC line of business totaled $76,934,000 on December 31, 1997.

INTANGIBLE ASSETS

Goodwill of $12,323,000, net of accumulated amortization of $3,325,000 resulting from the acquisition of a subsidiary, is included in other assets. Goodwill is being amortized over a period of 20 years on a straight-line basis, and amortization amounted to $782,000 for each of the years ended December 31, 1997, 1996 and 1995.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial
Instruments," requires disclosure of fair value information about financial instruments, whether or not

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company:



                                               DECEMBER 31, 1997                 DECEMBER 31, 1996
                                        --------------------------------- ---------------------------------
                                            CARRYING          FAIR            CARRYING          FAIR
                                             AMOUNT          VALUE             AMOUNT          VALUE
                                        --------------------------------- ---------------------------------
                                                                  (In Thousands)

Fixed maturities (Note 3)                    $1,326,018      $1,326,018        $1,288,934      $1,288,934
Equity securities (Note 3)                       57,806          57,806            32,350          32,350
Mortgage loans                                  842,149         867,552           704,356         707,915
Policy loans                                     62,207          57,491            65,225          60,735
Short-term investments                           47,507          47,507            39,991          39,991
Reinsurance recoverables:
   Paid benefits                                  6,588           6,588             3,948           3,948
   Benefits and claim reserves                   72,000          72,000            58,177          58,177
Assets held in separate accounts                 76,964          77,061                 -               -
Mortgage loan commitments (Note 5)                    -          74,469                 -          46,735
Investment-type insurance
   contracts (Note 4)                         1,277,362       1,256,129         1,097,821       1,078,326

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Investment securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

     Off-balance-sheet   instruments:   The  fair  value  for  outstanding  loan
     commitments approximates the amount committed, as all loan commitments were made within the last 60 days of the year.

     Mortgage loans and policy loans: The fair value for mortgage loans and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

     Flexible and single premium deferred annuities: The cash surrender value of flexible and single premium deferred annuities approximates their fair value.

     Guaranteed investment contracts: The fair value for the Company's liabilities under guaranteed investment contracts is estimated using discounted cash flow analyses, using interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     Supplemental contracts without life contingencies: The carrying amounts of supplemental contracts without life contingencies approximate their fair values.

     Reinsurance recoverables: The carrying values of reinsurance recoverables approximate their fair values.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company becomes a party to various financial transactions to reduce its exposure to fluctuations in interest rates. In 1997, the Company entered into interest rate swap contracts for the purpose of converting the variable interest

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

rate characteristics of certain investments to fixed rates to match those of the related insurance liabilities (guaranteed investment contracts) that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income as incurred. The notional amount of these contracts were $25,000,000 at December 31, 1997.

POSTRETIREMENT BENEFITS

The projected future cost of providing postretirement benefits, such as health care and life insurance, is recognized as an expense as employees render service. See Note 8 for further disclosures with respect to postretirement benefits other than pensions.

IMPAIRMENT OF LOANS

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," require that an impaired mortgage loan's fair value be measured based on the present value of future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as an allowance for mortgage loan losses. The change in the allowance for mortgage loan losses is reported with realized gains or losses on investments. Interest income on impaired loans is recognized on a cash basis.

PENDING ACCOUNTING STANDARD

SFAS No. 130, "Reporting Comprehensive Income," will be adopted in 1998 and will require disclosure of comprehensive income which includes the change in unrealized investment gains and losses. The comprehensive income amount is expected to be more volatile than net income.

RECLASSIFICATION

Certain amounts for 1996 and 1995 have been reclassified to conform to the current year presentation.

2. DIVIDEND LIMITATIONS

Missouri has legislation that requires prior reporting of all dividends to the Director of Insurance. The Company, as a regulated life insurance company, may pay a dividend from unassigned surplus without the approval of the Missouri Department of Insurance if the aggregate of all dividends paid during the preceding 12-month period does not exceed the greater of 10% of statutory stockholder's equity at the end of the preceding calendar year or the statutory net gain from operations for the preceding calendar year. A portion of the statutory equity of the Company that is available for dividends would be subject to additional federal income taxes should distribution be made from "policyholders' surplus" (see Note 7).

As of December 31, 1997 and 1996, the Company's statutory stockholder's equity was $188,193,000 and $171,240,000, respectively. Statutory net gain from operations and net income for each of the three years in the period ended December 31, 1997 were as follows:



                                                                     YEAR ENDED DECEMBER 31
                                                             1997             1996             1995
                                                      -----------------------------------------------------
                                                                         (In Thousands)

Net gain from operations                                     $18,545           $10,898          $8,309
Net income                                                    14,540            10,381           9,418

3. INVESTMENT OPERATIONS

The Company's investments in securities are summarized as follows:



                                                                  DECEMBER 31, 1997

                                            ---------------------------------------------------------------
                                                                 GROSS          GROSS
                                               AMORTIZED      UNREALIZED      UNREALIZED        FAIR
                                                  COST           GAINS          LOSSES          VALUE

                                            ---------------------------------------------------------------
                                                                    (In Thousands)

Fixed maturities:

   U.S. Treasury securities and obligations of U.S. government corporations and

     agencies                                 $     67,406       $  1,233     $    (46)     $     68,593
   Obligations of states and political
     subdivisions                                   36,053          1,472           (9)           37,516
   Debt securities issued by foreign
     governments                                     3,975            121         (126)            3,970
   Corporate securities                            427,242          8,955       (2,004)          434,193
   Mortgage-backed securities                      755,467         10,153       (2,330)          763,290
   Redeemable preferred stocks                      18,315            206          (65)           18,456
                                            ---------------------------------------------------------------
Total                                            1,308,458         22,140       (4,580)        1,326,018
Equity securities                                   46,807         12,419       (1,420)           57,806
                                            ---------------------------------------------------------------
                                                $1,355,265        $34,559      $(6,000)       $1,383,824
                                            ===============================================================


3. INVESTMENT OPERATIONS (CONTINUED)



                                                                  DECEMBER 31, 1996

                                            ---------------------------------------------------------------
                                                                 GROSS          GROSS
                                               AMORTIZED      UNREALIZED      UNREALIZED        FAIR
                                                  COST           GAINS          LOSSES          VALUE

                                            ---------------------------------------------------------------
                                                                    (In Thousands)

Fixed maturities:

   U.S. Treasury securities and obligations of U.S. government corporations and

     agencies                                  $   119,125       $  1,571     $     (802)    $   119,894
   Obligations of states and political
     subdivisions                                   40,052            773            (93)         40,732
   Debt securities issued by foreign
     governments                                     4,471            166           (267)          4,370
   Corporate securities                            426,286          6,472         (3,786)        428,972
   Mortgage-backed securities                      687,455          6,031         (8,147)        685,339
   Redeemable preferred stocks                       9,499            157            (29)          9,627
                                            ---------------------------------------------------------------
Total                                            1,286,888         15,170        (13,124)      1,288,934
Equity securities                                   28,644          4,875         (1,169)         32,350
                                            ---------------------------------------------------------------
                                                $1,315,532        $20,045       $(14,293)     $1,321,284
                                            ===============================================================

The amortized cost and estimated fair value of fixed maturity securities at December 31, 1997, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities have not been set forth in the following table, as such securities are not due at a single maturity date:

                                                       AMORTIZED COST       FAIR VALUE

                                                     ------------------------------------
                                                               (In Thousands)

Due in one year or less                                 $     59,899      $     59,517
Due after one year through five years                        140,594           142,573
Due after five years through 10 years                        266,145           271,715
Due after 10 years                                            86,353            88,923
                                                     ------------------------------------
                                                             552,991           562,728
Mortgage-backed securities                                   755,467           763,290
                                                     ------------------------------------
Total fixed maturity securities                           $1,308,458        $1,326,018
                                                     ====================================


3. INVESTMENT OPERATIONS (CONTINUED)

The majority of the Company's mortgage loan portfolio is secured by real estate. The following table presents information about the location of the real estate that secures mortgage loans in the Company's portfolio:


                                     CARRYING AMOUNT AS OF DECEMBER 31,
                                          1997              1996

                                    ------------------------------------
                                              (In Thousands)

State:

   California                             $  71,675        $  68,399
   Arizona                                   65,030           51,515
   Texas                                     60,821           59,404
   Missouri                                  51,839           34,400
   Oklahoma                                  47,569           32,809
   Florida                                   42,549           30,790
   Washington                                39,824           34,614
   Utah                                      37,821           25,383
   Kansas                                    34,267           34,069
   Other                                    390,754          332,973
                                    ------------------------------------
                                           $842,149         $704,356
                                    ====================================

The following table lists the Company's investment in impaired mortgage loans and related allowance for credit losses at December 31. The table also includes the average recorded investment in impaired loans and interest income on impaired loans:



                                                                     1997          1996         1995
                                                                ------------------------------------------
                                                                              (In Thousands)

Impaired mortgage loans                                               $1,069        $2,516        $5,160
Allowance for credit losses                                              244           691         1,651
                                                                -------------------------------------------
Net recorded investment in impaired loans                            $   825        $1,825        $3,509
                                                                ===========================================

Average recorded investment in impaired loans                         $1,325        $2,667        $2,902
                                                                ===========================================

Interest income on impaired loans                                   $     57       $   115       $   403
                                                                ===========================================



3. INVESTMENT OPERATIONS (CONTINUED)

Bonds,  mortgage  loans,   preferred  stocks  and  common  stocks  approximating
$4,600,000 and $4,200,000 were on deposit with regulatory authorities at December 31, 1997 and 1996, respectively.

Set forth below is a summary of consolidated net investment income for the years ended December 31:



                                                               1997            1996            1995
                                                          -------------------------------------------------
                                                                           (In Thousands)

Fixed maturities:

   Bonds                                                       $  92,741      $  86,066       $  73,930
   Redeemable preferred stocks                                     1,309            814           1,176

Equity securities:

   Common stocks                                                     793            579             521
   Nonredeemable preferred stocks                                    541            438             330
Mortgage loans on real estate                                     66,053         52,973          41,770
Policy loans                                                       3,906          3,953           3,952
Short-term investments                                             2,955          3,016           4,779
Other                                                              1,223            269             340
                                                          -------------------------------------------------
                                                                 169,521        148,108         126,798
Less:

   Investment income from discontinued operations                      -              -             211
   Investment expenses                                             2,175          2,479           1,982
                                                          =================================================
Net investment income from continuing operations                $167,346       $145,629        $124,605
                                                          =================================================


3. INVESTMENT OPERATIONS (CONTINUED)

Realized gains (losses) on securities disposed of during 1997, 1996 and 1995 consisted of the following:


                                                           1997              1996              1995

                                                   --------------------------------------------------------
                                                                       (In Thousands)

Fixed maturity securities:

   Gross realized gains                                   $10,499              $7,953          $10,246
   Gross realized losses                                   (4,690)             (1,622)          (4,388)
Equity securities:

   Gross realized gains                                     3,204               2,001            1,789
   Gross realized losses                                     (777)                  -             (376)
Other investments                                          (3,115)             (2,426)          (2,981)
                                                   --------------------------------------------------------
Net realized gains                                       $  5,121              $5,906         $  4,290
                                                   ========================================================

Sales of investments in securities in 1997, 1996 and 1995, excluding maturities and calls, resulted in gross realized gains of $8,362,000, $9,798,800 and $11,887,000 and gross realized losses of $1,017,000, $1,290,500 and $4,564,000 respectively.

The net carrying value of nonincome-producing investments at December 31, 1996, which were nonincome producing during the year, consisted of mortgage loans of $1,293,000 and bonds of $1,200,000. There were no nonincome producing investments at December 31, 1997.

4. INVESTMENT CONTRACTS

The  carrying  amounts  and  fair  values  of  the  Company's   liabilities  for
investment-type insurance contracts (included with future policy benefits and contract account balances in the balance sheet) at December 31 are as follows:



                                                        1997                             1996
                                           -------------------------------- --------------------------------
                                               CARRYING         FAIR           CARRYING          FAIR
                                                AMOUNT          VALUE           AMOUNT          VALUE
                                           -------------------------------- --------------------------------
                                                                    (In Thousands)

Guaranteed investment contracts               $   660,782     $   662,281      $   596,499    $   598,241
Flexible and single premium
   deferred annuities                             539,616         516,343          501,322        480,085
Separate accounts                                  76,964          77,505                -              -
                                           -----------------------------------------------------------------
Total investment-type insurance
   contracts                                   $1,277,362      $1,256,129       $1,097,821     $1,078,326
                                           =================================================================

4. INVESTMENT CONTRACTS (CONTINUED)

Fair values of the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

5. COMMITMENTS AND CONTINGENCIES

The Company leases equipment and certain office facilities from others under operating leases through 2003. Certain other equipment and facilities are rented monthly. Rental expense amounted to $2,137,000, $2,117,000 and $2,742,000 for the years ended December 31, 1997, 1996 and 1995, respectively. As of December 31, 1997, the minimum future payments under noncancelable operating leases for each of the next five years and in the aggregate subsequent to 2002 are as follows:

1998                                              $1,093,000
1999                                                 945,000
2000                                                 491,000
2001                                                 386,000
2002                                                 168,000
Subsequent to 2002                                     2,000
                                            ===================
Total                                             $3,085,000

                                            ===================

Total outstanding commitments to fund mortgage loans were $74,496,000 and $46,735,000 at December 31, 1997 and 1996, respectively.

The Company and its subsidiaries are parties to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, after consulting with legal counsel, these matters will not have a materially adverse effect on the operations or financial position of the Company.

6. PROPERTY, EQUIPMENT AND SOFTWARE

A summary of property, equipment and software at December 31 and their respective depreciation rates is as follows:


                                                        RATE OF
                                                      DEPRECIATION            1997             1996
                                                   ------------------- ------------------------------------
                                                                                 (In Thousands)

Home office building, including land with

   a cost of $425,000                                      2%                 $23,158           $23,158
Other real estate not held-for-sale or
   rental                                                  4%                     973             1,126
Less accumulated depreciation                                                 (12,530)          (11,963)
                                                                       ------------------------------------
                                                                               11,601            12,321

Equipment and software                                   5%-33%                23,937            29,010
Less accumulated depreciation                                                 (18,785)          (22,441)
                                                                       ------------------------------------
                                                                                5,152             6,569
                                                                       ------------------------------------
Total property, equipment and software                                        $16,753           $18,890
                                                                       ====================================

7. FEDERAL INCOME TAXES

The components of the provision for income taxes and the temporary differences generating deferred income taxes for the years ended December 31 are as follows:



                                                                 1997           1996            1995
                                                            -----------------------------------------------
                                                                            (In Thousands)

Current                                                           $10,948       $  6,757       $  4,830

Deferred:

   Deferred policy acquisition costs                                  143          1,322          4,139
   Future policy benefits                                           3,783          2,424          4,010
   Accrual of discount                                                197            408            494
   Tax on realized gains greater than book                            571         (1,076)        (1,034)
   Recognition of tax effect previously  deferred on sale of
      affiliate stock in prior period                             (11,169)             -              -
   Employee benefit plans                                          (2,206)            86           (148)
   Other, net                                                         265            982           (436)
                                                            -----------------------------------------------
                                                                   (8,416)         4,146          7,025
                                                            -----------------------------------------------
Total                                                               2,532         10,903         11,855

Less taxes from discontinued operations:

   Current                                                              -           (149)         1,539
   Deferred                                                             -            884          1,813
                                                            -----------------------------------------------
                                                                        -            735          3,352
                                                            -----------------------------------------------
Total taxes from continuing operations                           $  2,532        $10,168       $  8,503
                                                            ===============================================

The Company did not record any valuation allowances against deferred tax assets at December 31, 1995, 1996 or 1997.

7. FEDERAL INCOME TAXES (CONTINUED)

Total taxes vary from the amounts computed by applying the federal income tax rate of 35% to earnings from continuing operations for the following reasons:



                                                                       1997         1996         1995
                                                                  -----------------------------------------
                                                                               (In Thousands)

Application of statutory rate to earnings before taxes

   on income                                                          $13,552      $  9,888       $8,375
Tax-exempt municipal bond interest and dividends
   received deductions                                                   (361)         (291)        (293)
Recognition of tax effect previously  deferred on sale of
   affiliate stock in a prior period                                  (11,169)            -            -
Other                                                                     510           571          421
                                                                  -----------------------------------------
                                                                     $  2,532       $10,168       $8,503
                                                                  =========================================

The significant components comprising the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows:



                                                                         1997                 1996
                                                                 ------------------------------------------
Deferred tax liabilities:

   Deferred acquisition costs                                             $29,641              $27,426
   Tax effect of sale of affiliates stock                                       -               14,169
   Unrealized investment gains and losses                                   7,735                1,987
   Other                                                                    9,655                5,532
                                                                 ------------------------------------------
Total deferred tax liability                                               47,031               49,114

Deferred tax assets:

   Reserve for future policy benefits                                      21,411               23,012
   Accrued expenses                                                         8,504                6,636
   Other                                                                    4,872                4,554
                                                                 ------------------------------------------
Total deferred tax assets                                                  34,787               34,202
                                                                 ==========================================
Net deferred tax liability                                                $12,244              $14,912
                                                                 ==========================================

7. FEDERAL INCOME TAXES (CONTINUED)

Certain amounts that were not currently taxed under pre-1984 tax law were credited to a "policyholders' surplus" account. This account is frozen under the 1984 Tax Act and is taxable only when distributed to stockholders at which time it is taxed at regular corporate rates. The "policyholders' surplus" of the Company approximates $87,000,000. The Company has no present plan for distributing the amount in "policyholders' surplus." Consequently, no provision has been made in the consolidated financial statements for the taxes thereon. However, if such taxes were assessed, the amount of taxes payable would be approximately $30,000,000.

Earnings taxed on a current basis are accumulated in a "shareholder's surplus" account and can be distributed to the shareholder without tax. The shareholder's surplus amounted to approximately $247,000,000 at December 31, 1997.

8. BENEFIT PLANS

TRUSTEED EMPLOYEE RETIREMENT PLAN AND JONES & BABSON, INC. PENSION PLAN

The Company has a trusteed employee retirement plan for the benefit of salaried employees who have reached age 21 and who have completed one year of service. The plan, which is administered by an Employees' Retirement Committee consisting of at least three officers appointed by the Board of Directors of the Company, provides for normal retirement at age 65 or earlier retirement based on minimum age and service requirements. Retirement may be deferred to age 70. Upon retirement, the retirees receive monthly benefit payments from the plan's BMA group pension investment contract. During 1997, approximately $4.3 million of annual benefits were covered by a group pension investment contract issued by the Company. Assets of the plan, primarily equities, are held by three trustees appointed by the Board of Directors.

The Company's subsidiary, Jones & Babson, Inc., had a pension plan covering substantially all employees. As of January 5, 1995, that plan was merged into the trusteed plan for BMA salaried employees. The benefits for the Jones & Babson, Inc. employees in the merged plan were the same as provided in the previous Jones & Babson, Inc. pension plan. Effective January 1, 1997, the benefit formula for the Jones & Babson, Inc.

8. BENEFIT PLANS (CONTINUED)

employees was changed to be identical with the benefit formula used for BMA employees. All benefits accrued prior to January 1, 1997 have been preserved. Employees of the Company's subsidiary, BMA Financial Services, Inc., became eligible to participate in the Company's plan effective January 1, 1995.

The following table sets forth the plan's funded status at December 31:



                                                                                  1997           1996
                                                                             ------------------------------
                                                                                     (In Thousands)

Actuarial present value of accumulated benefit obligations:

   Vested                                                                         $ 50,968       $ 45,377
   Non-vested                                                                        1,397          1,296
                                                                             ------------------------------
Total                                                                             $ 52,365       $ 46,673
                                                                             ==============================

Projected benefit obligation for service rendered to date                         $(62,683)      $(57,186)
Plan assets at fair value                                                           85,605         79,679
                                                                             ------------------------------
Plan assets in excess of projected benefit obligation                               22,922         22,493

Unrecognized net gain from past experience different from that assumed

   and effects of changes in assumptions                                           (23,519)       (24,732)
Prior service cost not yet recognized in net periodic
   pension cost                                                                      2,034          2,607
Unrecognized net asset at January 1, 1987 being recognized over
   15 years                                                                         (1,177)        (1,471)
Adjustment to recognize minimum liability                                              (50)           (57)
                                                                             ------------------------------
Prepaid (accrued) pension cost                                                  $      210      $  (1,160)
                                                                             ==============================



                                                                     1997          1996           1995
                                                                --------------------------------------------
Net pension cost included the following components:

   Service cost - benefits earned during the period                  $  1,767        $1,797       $  1,758
   Interest cost on projected benefit obligation                        4,374         4,195          4,089
   Actual return on plan assets                                       (10,316)       (9,745)       (12,888)
   Net amortization and deferral                                        2,812         3,102          7,019
                                                                --------------------------------------------
Net pension benefit                                                  $ (1,363)      $  (651)    $      (22)
                                                                ============================================

8. BENEFIT PLANS (CONTINUED)

In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 7.5% for 1997, 8% for 1996 and 7.5% for 1995, and the rate of increase in future compensation levels used was 5% for 1997, 5.5% for 1996 and 5% for 1995. The expected long-term rate of return on assets was 8% in 1997, 1996 and 1995.

SUPPLEMENTAL RETIREMENT PROGRAMS AND DEFERRED COMPENSATION PLAN

The Company has supplemental retirement programs for senior executive officers and for group sales managers and group sales persons who are participants in the trusteed retirement plan. These programs are not qualified under Section 401(a) of the Internal Revenue Code and are not prefunded. Benefits are paid directly by the Company as they become due. Benefits are equal to an amount computed on the same basis as under the trusteed retirement plan (except incentive compensation is included and limitations under Sections 401 and 415 of the Internal Revenue Code are not considered) less the actual benefit payable under the trusteed plan.

The Company also has a deferred compensation plan for the Company's managers that provides retirement benefits based on renewal premium income at retirement resulting from the sales unit developed by the manager. This program is not qualified under Section 401(a) of the Internal Revenue Code and is not prefunded. As of January 1, 1987, the plan was frozen with respect to new entrants. Currently, there are two managers who have not retired and will be entitled to future benefits under the program. The actuarial present value of benefits shown below includes these active managers, as well as all managers who have retired and are entitled to benefits under the program.

8. BENEFIT PLANS (CONTINUED)

The following table sets forth the combined supplemental retirement programs' and deferred compensation plan's funded status at December 31:



                                                                                   1997          1996
                                                                              -----------------------------
                                                                                     (In Thousands)

Actuarial present value of accumulated benefit obligations:

   Vested                                                                        $   9,964     $   8,535
   Non-vested                                                                          136           234
                                                                              -----------------------------
Total                                                                             $ 10,100     $   8,769
                                                                              =============================


Projected benefit obligation for service rendered to date                         $(11,281)     $(10,178)
Unrecognized net loss from past experience different from that assumed
   and effects of changes in assumptions                                             2,260         1,319
Prior service cost not yet recognized in net periodic pension
   cost                                                                                678           856
Unrecognized net obligation at January 1, 1987 being recognized
   over 15 years                                                                       729           911
Adjustment required to recognize minimum liability                                  (2,486)       (1,677)
                                                                              -----------------------------
Accrued pension liability                                                         $(10,100)    $  (8,769)
                                                                              =============================



                                                                      1997          1996         1995
                                                                 ------------------------------------------
Net pension cost included the following components:

   Service cost - benefits earned during the period                  $   190       $   189       $   197
   Interest cost on projected benefit obligation                         783           761           651
   Net amortization and deferral                                         469           513           371
                                                                 ------------------------------------------
Net pension cost                                                      $1,442        $1,463        $1,219
                                                                 ==========================================

In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 7.5% for 1997, 8% for 1996 and 7.5% for 1995. The rate of increase in future compensation levels used was 5% for 1997, 5.5% for 1996 and 5% for 1995.

8. BENEFIT PLANS (CONTINUED)

SAVINGS AND INVESTMENT PLANS

The Company has savings and investment plans qualifying under Section 401(k) of the Internal Revenue Code. Employees and sales representatives are eligible to participate after one year of service. Participant contributions are invested by the trustees for the plans at the direction of the participant in any one or more of four investment funds. The Company makes matching contributions in varying amounts. The Company's matching contributions amounted to $1,099,000 in 1997, $1,284,000 in 1996 and $1,336,000 in 1995. Participants are fully vested in the Company match after five years of service.

The Company has a field force retirement plan for the benefit of agents and managers. The plan is a defined contribution plan with contributions made entirely by the Company. Each agent or manager under a standard contract with one year of service with the Company is eligible to participate. The Company makes an annual contribution for each participant equal to 3% of eligible earnings up to the Social Security wage base and 6% of eligible earnings which are in excess of the Social Security wage base. Each participant is fully vested in his retirement account after five years of service. Assets of the plan are deposited in a retirement trust fund and maintained by the plan trustees who are appointed by the Company. The Company incurred costs related to this plan of $230,000 in 1997, $225,000 in 1996 and $420,000 in 1995.

DEFINED BENEFIT HEALTH CARE PLAN

In addition to the Company's other benefit plans, the Company sponsors an unfunded defined benefit health care plan that provides postretirement medical benefits to full-time employees for whom the sum of the employee's age and years of service equals or exceeds 75, with a minimum age requirement of 50 and at least 10 years of service. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates a future cost-sharing arrangement with retirees that is consistent with the Company's past practices.

8. BENEFIT PLANS (CONTINUED)

The following table presents the plan's funded status at December 31:



                                                                               1997            1996
                                                                          ---------------------------------
                                                                                   (In Thousands)

Accumulated postretirement benefit obligation:

   Retirees                                                                     $  9,636        $10,199
   Active plan participants                                                        1,854          2,054
                                                                          ---------------------------------
                                                                                  11,490         12,253

Plan assets at fair value                                                              -              -

                                                                          ---------------------------------
Accumulated postretirement benefit obligation in excess of plan

   assets                                                                         11,490         12,253
Unrecognized net loss                                                               (268)          (125)
Unrecognized transition obligation                                                (4,872)        (5,199)
Unrecognized prior service costs                                                  (2,808)        (4,008)
                                                                          ---------------------------------
Accrued postretirement benefit cost                                             $  3,542       $  2,921
                                                                          =================================

Net periodic postretirement benefit cost includes the following components:



                                                                       1997         1996         1995
                                                                  -----------------------------------------
                                                                               (In Thousands)

Service cost                                                          $   122       $   118      $   153
Interest cost                                                             878           867          771
Amortization of transition obligation over 20 years                       327           327          511
Amortization of past service costs                                        407           407            -
                                                                  -----------------------------------------
Net periodic postretirement benefit cost                               $1,734        $1,719       $1,435
                                                                  =========================================

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) varies per year, equal to the maximum contractual increase of the Company's contribution. Because the Company's future contributions are contractually limited as discussed above, an increase in the health care cost trend rate has a minimal impact on expected benefit payments.

8. BENEFIT PLANS (CONTINUED)

The   weighted-average   discount  rate  used  in  determining  the  accumulated
postretirement benefit obligation was 7.25%, 7.5% and 7.5% at December 31, 1997, 1996 and 1995 respectively.

During the year ended December 31, 1995, the Company recognized a reduction in the accumulated postretirement benefit obligation of approximately $3,165,000 from a curtailment of the plan due to the disposal of its medical line of business. The decrease in the accumulated postretirement benefit obligation has been directly offset by a reduction of the remaining unrecognized transition obligation. The Company also adopted certain plan amendments during 1995 that resulted in an increase to the accumulated postretirement benefit obligation of approximately $4,415,000 related to prior service rendered by plan participants. This amount has been deferred and will be amortized over the remaining service period of active plan participants.

9. REINSURANCE

The Company actively solicits reinsurance from other companies. The Company also cedes portions of the insurance it writes as described in the next paragraph. The effect of reinsurance on premiums earned from continuing operations was as follows:


                                                                  1997           1996           1995
                                                             ----------------------------------------------
                                                                            (In Thousands)

Direct                                                            $118,192       $124,912       $153,476
Assumed                                                            134,541        116,154        102,212
Ceded                                                              (54,613)       (38,114)       (77,604)
                                                             ----------------------------------------------
Total net premium                                                  198,120        202,952        178,084
Less net premium from discontinued operations                            -              -            430
                                                             ----------------------------------------------
Total net premium from continuing operations                      $198,120       $202,952       $177,654
                                                             ==============================================

The Company reinsures with other companies portions of the insurance it writes, thereby limiting its exposure on larger risks. Normal retentions without reinsurance are $750,000 on an individual life policy, $750,000 on individual life insurance assumed and $200,000 on an individual life insured under a single group life policy. As of December 31, 1997, the Company had ceded to other life insurance companies individual life insurance in force of approximately $24.1 billion and group life of approximately $654 million.

9. REINSURANCE (CONTINUED)

Benefits and reserves ceded to other insurers amounted to $42,069,000, $28,132,000 and $53,672,000 during the years ended December 31, 1997, 1996 and
1995, respectively. At December 31, 1997 and 1996, policy reserves ceded to other insurers were $55,568,000 and $43,573,000, respectively. Claim reserves ceded amounted to $16,432,000 and $14,604,000 at December 31, 1997 and 1996,
respectively. The Company remains contingently liable on all reinsurance ceded by it to others. This contingent liability would become an actual liability in the event an assuming reinsurer should fail to perform its obligations under its reinsurance agreement with the Company.

10. RELATED-PARTY TRANSACTIONS

The Company reimburses Generali's U.S. branch for certain expenses incurred on the Company's behalf. These expenses were not material in 1997, 1996 or 1995. The Company retrocedes a portion of the life insurance it assumes to Generali. In accordance with this agreement, the Company ceded premiums of $873,000, $1,035,000 and $1,023,000 during 1997, 1996 and 1995, respectively. The Company ceded no claims during 1997, 1996 or 1995.

In 1995, the Company entered into a modified coinsurance agreement with Generali to cede 50% of certain single-premium deferred annuity contracts issued. In accordance with this agreement, $35 million, $60 million and $137 million in account balances were ceded to Generali in 1997, 1996 and 1995, respectively, and Generali loaned such amounts back to the Company. Account balances ceded and loaned back at December 31, 1997 and 1996 were $213 million and $193 million, respectively. The recoverable amount from Generali was offset against the loan. The net expense related to this agreement was $1,895,000, $1,344,000 and $136,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company held payables to Generali of $799,000 and $972,000 at December 31, 1997 and 1996, respectively.

11. STOCKHOLDER'S EQUITY

The components of the balance sheet caption "net unrealized gain on securities" in stockholder's equity are summarized as follows:



                                                                             1997              1996
                                                                       ------------------------------------
                                                                                 (In Thousands)

Net unrealized gains (losses) on securities:

   Fixed maturities                                                           $17,560           $2,046
   Equity securities                                                           10,999            3,706
   Securities held in separate account                                            334                -
                                                                       ------------------------------------
Net unrealized gains (losses)                                                  28,893            5,752

Adjustment to deferred policy acquisition costs                                (7,224)             (35)
Adjustment to unearned revenue reserve                                            430              (44)
Deferred income taxes                                                          (7,735)          (1,987)
                                                                       ------------------------------------
Net unrealized gains (losses)                                                 $14,364           $3,686
                                                                       ====================================


12. DISCONTINUED OPERATIONS

In June of 1994, the Company adopted a plan to dispose of its medical line of business. Accordingly, the medical line of business was considered a discontinued operation for the years ended 1996 and 1995, and the consolidated financial statements report separately the net assets and operating results of the discontinued operations.

During 1994, the Company entered into an agreement to dispose of the Company's Kansas and Missouri group medical business and sell the Company's wholly-owned HMO, BMA Selectcare. The transaction closed on December 31, 1994. The agreement provided for the full reinsurance of the Company's Kansas and Missouri group medical business through the renewal dates of the related group contracts. The estimated gain on disposal of this business was recorded in 1994. An additional gain of $661,000, net of tax, was recorded in 1995 reflecting various adjustments to initial estimates.

The Company also entered into an agreement during 1994 to dispose of the remainder of its medical line of business effective January 1, 1995. This transaction closed January 31, 1995 and, accordingly, was reflected in the 1995 financial statements. The agreement provided for the reinsurance of substantially all of the Company's remaining group and

12. DISCONTINUED OPERATIONS (CONTINUED)

individual medical business through the renewal dates of the related contracts. Under the agreement, the Company continued to remain primarily liable for claims, billing and receipts through the next anniversary dates of the policies reinsured. The estimated gain on disposal of this business of $5,694,000, net of income taxes, was recorded in 1995. An additional gain of $1,416,000, net of income taxes, was recorded in 1996 reflecting various adjustments to initial estimates.

13. IMPACT OF YEAR 2000 (UNAUDITED)

Some of the Company's computer systems were written using two digits rather than four to define the applicable year. As a result, those computer systems will not recognize the year 2000 which, if not corrected, could cause disruptions of operations, including, among other things, an inability to process transactions or engage in similar normal business activities.

The Company has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company currently expects the project to be substantially complete by late 1998 which is prior to any anticipated impact on its operating systems. Based on this plan, the Company does not believe that the costs to complete such system modifications or replacements will be material to the Company's financial statements.



                                  IX. EXHIBITS

A. (1) Resolution of Board of directors of the Company authorizing the Separate Account.*

(2)  None.

(3)  (a) Form of Co-Principal Underwriter's Agreement

     (b)  Form of Selling Agreements

     (c)  Schedule of sales commissions referred to in Item 38(c)

(4)  None

(5)  Flexible Premium Adjustable Variable Life Insurance Policy*

(6)  (a)  Articles  of  Incorporation  of  the  Company*
     (b)  Bylaws  of  the  Company*

(7)  Not Applicable

(8)  Form of Fund Participation Agreements

(9)  Form of Reinsurance Agreement

(10) Form of application

B.   Furnish copies of each of the following:

     (1)  Not Applicable

     (2)  Not Applicable

C.   Not Applicable

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Kansas City and State of Missouri on the 10th day of August, 1998.

[SEAL]

                         BMA  VARIABLE  LIFE  ACCOUNT A

                         By: BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                              __________________________________________


                         By:    /S/ DAVID A. GATES
                               ______________________________



                         BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                         By:    /S/ STEPHEN A. SODEN
                               ______________________________




Attest: /S/ VERNON W. VOORHEES II
       ______________________
          (Name)

        Senior Vice President
      ________________________
          (Title)



                              INDEX TO EXHIBITS

EX-99.A.(3)(a) Form of Co-Principal Underwriter's Agreement

EX-99.A.(3)(b) Form of Selling Agreements

EX-99.A.(3)(c) Schedule of Sales Commissions

EX-99.A.(8)    Form of Fund Participation Agreements

EX-99.A.(9)    Form of Reinsurance Agreement

EX-99.A.(10)   Form of Application